Submitted electronically

June 6, 2014

Laura Hatch

U.S. Securities and Exchange Commission

Division of Investment Management

450 West Fifth Street N.W.

Washington D.C. 20549-0903

RE:	Johnson Mutual Funds Trust, File No. 33-52970 and 811-7254;
Review of EDGAR Filings

Dear Ms. Hatch:

Please find below the Trust's responses to your comments concerning your review of the Johnson Mutual Funds recent EDGAR Filings. Your comments were provided to me in a conference call on May 28, 2014 and are listed below with our response to each of the issues you addressed.

1.	The funds we closed are still showing up on Edgar as an active series of the Trust.

Response: The funds which have merged or closed have been updated as “inactive” in the Edgar system.

2.	Security cost on Form N-Q must be included on an individual and aggregate basis.

Response: We have made this change effective with the N-Q we just filed for the March quarter end report which was submitted via Edgar on May 29, 2014;

3.	We need to include funds without proxies in future N-PX filings. For the Fixed Income portfolios, we simply need to file them as “No Proxies Voted for Fund”

Response: We will make this change effective with our N-PX Filing through June 30, 2014. We have contacted our vendor and instructed it to make this desired change;

4.	The Management Discussion & Analysis (MD&A) for the Enhanced Return Fund should state that the performance of the Fund primarily results from the returns from futures contracts.

Response: We have alerted our staff responsible for the writing of this MD&A and will make this change effective with the June 30, 2014 Semiannual Report to Shareholders.

5.	In Note 3 of the Financial Statements, provide location and amount of derivatives as prescribed under FASB ASC 815-10-50-4A.

Response: We will add the net Unrealized Gains/loss from Futures Contracts from the Statements of Assets and Liabilities in this Note in future reports. Please note that this information is currently included in the Statement of Assets and Liabilities in the break out of “Net Assets Consists of.”

The Trust hereby acknowledges that:

(a)	The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff of the Securities and Exchange Commission (the “Staff”);

(b)	Staff comments or changes to disclosure in response to Staff comments in a filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(c)	The Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact the undersigned at 513-661-3100.

Sincerely,

/s/ Marc Figgins

Marc Figgins

CFO/Treasurer, Johnson Mutual Funds